UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 20, 2025
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On November 20, 2025, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on November 24, 2025 and is expected to be paid on November 24, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.103
Soapstone	$ 0.066
Pecan	$ 0.074
Patrick	$ 0.055
Plumtree	$ 0.081
Chaparral	$ 0.074
Splash	$ 0.060
Tuscan	$ 0.073
Malbec	$ 0.029
Pinot	$ 0.045
Luna	$ 0.041
Kingsley	$ 0.033
Holloway	$ 0.043
Badminton	$ 0.038
Mojave	$ 0.049
Wentworth	$ 0.074
Cupcake	$ 0.066
Basil	$ 0.029
Dewberry	$ 0.035
Spencer	$ 0.047
Summerset	$ 0.043
Meadow	$ 0.032
Collinston	$ 0.019
Saddlebred	$ 0.028
Lily	$ 0.013
Saturn	$ 0.036
Sugar	$ 0.022
Coatbridge	$ 0.019
Lennox	$ 0.050
Olive	$ 0.035
Dawson	$ 0.019
Ridge	$ 0.042
Bayside	$ 0.035
Elm	$ 0.040
River	$ 0.091
Amber	$ 0.022
Westchester	$ 0.009
Limestone	$ 0.038
Jupiter	$ 0.039
Weldon	$ 0.037
Holland	$ 0.038
Oly	$ 0.022
McLovin	$ 0.029
Matchingham	$ 0.052
Rooney	$ 0.036
Diablo	$ 0.015
KerriAnn	$ 0.031
Sigma	$ 0.036
Grant	$ 0.050
Bandelier	$ 0.036
Davidson	$ 0.036
Vernon	$ 0.033
Murphy	$ 0.033
Dolittle	$ 0.044
Butter	$ 0.031
Scepter	$ 0.037
Saint	$ 0.059
Lovejoy	$ 0.031
Emporia	$ 0.025
Tuxford	$ 0.017
Greenhill	$ 0.046
Chelsea	$ 0.039
Terracotta	$ 0.019
Hollandaise	$ 0.011
Hadden	$ 0.026
Tulip	$ 0.042
Jack	$ 0.014
Bedford	$ 0.030
Louise	$ 0.053
Gardens	$ 0.046
Peanut	$ 0.044
100	$ 0.021
Lanier	$ 0.029
McGregor	$ 0.042
Roxy	$ 0.032
Wisteria	$ 0.015
Heron	$ 0.019
Stonebriar	$ 0.033
Magnolia	$ 0.014
Rosewood	$ 0.038
Baron	$ 0.026
Swift	$ 0.019
Wildwood	$ 0.051
Madison	$ 0.029
Abbington	$ 0.039
Lannister	$ 0.027
Nugget	$ 0.010
Pearl	$ 0.016
Hines	$ 0.029
Ritter	$ 0.025
Jake	$ 0.019
Holcomb	$ 0.033
Latte	$ 0.026
Dunbar	$ 0.025
Lookout	$ 0.040
Reynolds	$ 0.036
Kennesaw	$ 0.032
Pioneer	$ 0.027
Bazzel	$ 0.028
June	$ 0.022
Johnny	$ 0.029
Osprey	$ 0.023
Riverwalk	$ 0.037
Collier	$ 0.037
Folly	$ 0.026
Dogwood	$ 0.045
Walton	$ 0.025
Clover	$ 0.028
Dolly	$ 0.028
Creekside	$ 0.034
Wilson	$ 0.025
Daisy	$ 0.035
Henry	$ 0.025
Sodalis	$ 0.028
Loretta	$ 0.018
Chitwood	$ 0.032
Spring	$ 0.033
Highland	$ 0.029
Wellington	$ 0.027
Braxton	$ 0.019
Camino	$ 0.032
Winston	$ 0.034
Inglewood	$ 0.013
Richardson	$ 0.032
Cumberland	$ 0.033
Bonneau	$ 0.024
Blossom	$ 0.027
Marcelo	$ 0.035
Aster	$ 0.018
Quincy	$ 0.028
Jill	$ 0.022
Marietta	$ 0.014
Mae	$ 0.029
Chester	$ 0.019
Cypress	$ 0.032
Harrison	$ 0.027
Piedmont	$ 0.019
Kessler	$ 0.011
Creekwood	$ 0.024
Hansel	$ 0.015
Falcon	$ 0.041
Eagle	$ 0.036
Goose	$ 0.035
Gretal	$ 0.044
Mimosa	$ 0.031
Redondo	$ 0.023
Sundance	$ 0.023
Chickamauga	$ 0.044
Sequoyah	$ 0.024
Litton	$ 0.042
Brainerd	$ 0.029
Regency	$ 0.030
Korin	$ 0.047
Dops	$ 0.052
Tuscarora	$ 0.040
Salinas	$ 0.034
Hansard	$ 0.041
Jefferson	$ 0.058
Marie	$ 0.060
Ella	$ 0.032
Cove	$ 0.031
Belvedere	$ 0.066
Avondale	$ 0.028
Martell	$ 0.036
Louis	$ 0.042
Fenwick	$ 0.036
Sims	$ 0.044
Osceola	$ 0.022
Augusta	$ 0.045
Cawley	$ 0.038
Bella	$ 0.019
Franklin	$ 0.040
General	$ 0.050
Marion	$ 0.023
Marple	$ 0.038
Mary	$ 0.054
Onyx	$ 0.024
Palmer	$ 0.043
Porthos	$ 0.036
Simon	$ 0.049
Theodore	$ 0.046
Chinook	$ 0.045
Bergenia	$ 0.034
Felix	$ 0.040
Oscar	$ 0.033
Ellen	$ 0.030
Alvin	$ 0.061
Ballinger	$ 0.049
Briarwood	$ 0.051
Eastwood	$ 0.036
Abernant	$ 0.047
Calvin	$ 0.055
Fletcher	$ 0.062
Hargrave	$ 0.036
Hobbes	$ 0.044
Irene	$ 0.057
Peterson	$ 0.049
Richmond	$ 0.038
Winchester	$ 0.041

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 20, 2025.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer